November 13, 2015	Leib Orlanski Leib.Orlanski@klgates.com T +1 310-552-5044 F +1 310-552-5001

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC  20549

Re:	Yasheng Group Schedule 14C Filed October 6, 2015 File No. 000-31899

Dear Ms. Parker:

On behalf of YaSheng Group, the following sets forth your comments and the responses to your comment letter dated October 28, 2015.

Comment

General

1.	Please include a Summary Term Sheet. Refer to Item 14(b)(1) of Schedule 14A and corresponding Item 1001 of Regulation M-A.

Response

The Summary Term Sheet has been inserted in the redline copy of the Information Statement attached.

Comment

2.
Please include a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction and, if so, the status of the compliance or approval. Refer to Item 14(b)(5) of Schedule 14A.

Response

No federal or state regulatory authorities are required to approve this transaction.  A statement to such effect has been inserted in the redlined version.

Comment

3.
Please provide the information required by Item 1015(b) of Regulation M-A regarding the outside appraisers. Specifically, please identify the appraisers in the information statement, include a brief description of the qualifications of the appraisers, describe the method of selection of the appraisers, describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship, and furnish a summary concerning the appraisal. Refer to Item 14(b)(6) of Schedule 14A and corresponding Item 1015(b) of Regulation M-A.

Response

This information has now been added.  See redlined version.

Comment

Swap of Balance Sheets, page 5

4.
We note that you refer to this transaction as a swap of assets, but it appears that you are also transferring your existing business for the business of your sister company. In this regard, please update throughout to more fully describe the nature of the transaction.

Response

The swap is of the existing land lease management rights and related assets and liabilities pertaining to the agricultural properties being currently farmed by YaSheng.  There are no other material businesses.  Rogue Mountain Mining Group Corp., Lemco YaSheng Greenphill LLC and Angel Star Nutrition LLC will be retained by Yasheng but have no material assets, liabilities or business operations.

Comment

Background of Swap Transaction, page 11

5.
We note that the Board of Directors took action by written consent and approved the swap transaction on August 18, 2015. It appears that you did not file a Form 8-K related to approval of the swap transaction. Please provide us with your analysis regarding whether an Item 1.01 Form 8-K was required.

Response

The 8-K was not filed because until the swap out is accomplished, the transaction is not complete.  Upon conclusion of the swap out, an 8-K will be filed.

Comment

Federal Income Tax Consequences of Swap, page 17

6.
We note your disclosure that you have not sought legal advice as to the tax consequences to your company or to your shareholders of the swap. If material, please discuss the federal income tax consequences of the transactions or tell us why you believe they are not material. Refer to Item 14(b)(4) of Schedule 14A and corresponding Item 1004(a)(2) of Regulation M-A.

Response

The redlined version has been revised to include the required discussion.

Sincerely

/s/ Leib Orlanski

Leib Orlanski